UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Tesoro Logistics LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

88160T107

(CUSIP Number)

David L. Ronn

McGuireWoods LLP

600 Travis Street, Suite 7500

Houston, Texas 77002-2906

(713) 353-6671

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2013

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No: 88160T107

1	NAMES OF REPORTING PERSONS. Tesoro Corporation I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 27-4151603
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,920,734[1]
	8	SHARED VOTING POWER 11,063,632[1]
	9	SOLE DISPOSITIVE POWER 6,920,734[1]
	10	SHARED DISPOSITIVE POWER 11,063,632[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,984,366[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.3%[2]
14	TYPE OF REPORTING PERSON CO

1.	Includes both common units representing limited partner interests in the Issuer (“Common Units”) and subordinated units representing limited partner interests in the Issuer (“Subordinated Units”). The Subordinated Units may be converted into Common Units on a one-for-one basis upon the expiration of the Subordination Period, which is defined in the Issuer’s First Amended and Restated Agreement of Limited Partnership, which is incorporated herein by reference. Because the Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Issuer, such Subordinated Units are considered converted for the purposes of these calculations pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended. The Reporting Person may also be deemed to be the indirect beneficial owner of the 2.0% general partner interest in the Issuer.
2.	Based upon the approximate number of Common Units (31,772,352) and Subordinated Units (15,254,890) issued and outstanding as of June 1, 2013, as provided to the Reporting Persons by the Issuer.

CUSIP No: 88160T107

1	NAMES OF REPORTING PERSONS. Tesoro Refining & Marketing Company LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 76-0489496
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,063,632[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,063,632[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,063,632[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.6%[2]
14	TYPE OF REPORTING PERSON OO

1.	Includes both Common Units and Subordinated Units of the Issuer. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the expiration of the Subordination Period, which is defined in the Issuer’s First Amended and Restated Agreement of Limited Partnership. Because the Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Issuer, such Subordinated Units are considered converted for the purposes of these calculations pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended. The Reporting Person may also be deemed to be the indirect beneficial owner of the 2.0% general partner interest in the Issuer.
2.	Based upon the approximate number of Common Units (31,772,352) and Subordinated Units (15,254,890) issued and outstanding as of June 1, 2013, as provided to the Reporting Persons by the Issuer.

CUSIP No: 88160T107

1	NAMES OF REPORTING PERSONS. Tesoro Alaska Company I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 74-1646130
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 571,065[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 571,065[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 571,065[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%[2]
14	TYPE OF REPORTING PERSON CO

1.	Includes both Common Units and Subordinated Units of the Issuer. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the expiration of the Subordination Period, which is defined in the Issuer’s First Amended and Restated Agreement of Limited Partnership. Because the Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Issuer, such Subordinated Units are considered converted for the purposes of these calculations pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.
2.	Based upon the approximate number of Common Units (31,772,352) and Subordinated Units (15,254,890) issued and outstanding as of June 1, 2013, as provided to the Reporting Persons by the Issuer.

CUSIP No: 88160T107

1	NAMES OF REPORTING PERSONS. Tesoro Logistics GP, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 27-4151395
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,424,586[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,424,586[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,424,586[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%[2]
14	TYPE OF REPORTING PERSON OO

1.	Includes only Common Units of the Issuer. The Reporting Person holds no Subordinated Units. The Reporting Person, sole general partner of the Issuer, owns 958,587 general partner units representing a 2.0% general partner interest in the Issuer, as well as incentive distribution rights in the Issuer, entitling the Reporting Person to receive increasing percentages of quarterly distributions in excess of specified amounts.
2.	Based upon the approximate number of Common Units (31,772,352) and Subordinated Units (15,254,890) issued and outstanding as of June 1, 2013, as provided to the Reporting Persons by the Issuer.

Explanatory Note: This Amendment No. 1 amends and supplements the statement on Schedule 13D filed by Tesoro Corporation (“Tesoro”), Tesoro Refining and Marketing Company, Tesoro Alaska Company (“Tesoro Alaska”) and Tesoro Logistics GP, LLC (the “General Partner”) on September 14, 2012 (the “Initial Statement”).

Item 2.	Identity and Background.

Item 2 of the Initial Statement is hereby supplemented as follows:

On December 3, 2012, Tesoro Refining and Marketing Company converted from a Delaware corporation into a Delaware limited liability company and changed its name to Tesoro Refining & Marketing Company LLC (“TRMC”).

The information required by subparagraphs (a), (b), (c) and (f) of this Item with respect to the directors and executive officers of the Reporting Persons is set forth on Schedule A attached hereto and is incorporated herein by reference. Such schedule amends and restates, as to the information required by such subparagraphs, the information contained in Schedule A of the Initial Statement.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Initial Statement is hereby supplemented as follows:

On November 15, 2012, pursuant to the Contribution, Conveyance and Assumption Agreement, dated November 15, 2012, among the Issuer, the General Partner, Tesoro, Tesoro Refining and Marketing Company and the other parties thereto (which is filed as Exhibit 1 hereto and is incorporated herein by reference), the General Partner contributed certain assets to the Issuer and in exchange received 309,838 Common Units, approximately $162 million in cash, and the number of general partner units necessary to restore and maintain its 2.0% general partner interest in the Issuer.

On June 1, 2013, pursuant to the Contribution, Conveyance and Assumption Agreement, dated May 17, 2012, among the Issuer, the General Partner, Tesoro, TRMC and the other parties thereto (which is filed as Exhibit 2 hereto and is incorporated herein by reference), the General Partner contributed certain assets to the Issuer and in exchange received 1,445,561 Common Units, approximately $544 million in cash, and the number of general partner units necessary to maintain its 2.0% general partner interest in the Issuer.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) of the Initial Statement is supplemented as follows:

As of June 1, 2013, the approximate number of Common Units issued and outstanding are 31,772,352 and the approximate number of Subordinated Units issued and outstanding are 15,254,890.

As of June 1, 2013, the General Partner is the record holder of 2,424,586 Units, all of which are Common Units. The General Partner shares voting and dispositive power over these Units with Tesoro and TRMC due to Tesoro’s and TRMC’s ownership of 100% of the General Partner’s membership interests (6% and 94% respectively).

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Initial Statement is supplemented as follows:

On November 15, 2012, pursuant to the Amendment No. 3 to the Amended and Restated Limited Liability Company Agreement of Tesoro Logistics GP, LLC, Tesoro and Tesoro Refining and Marketing Company amended and restated their respective membership interests in the General Partner to account for the capital contributions made by Tesoro Refining and Marketing Company to the General Partner on that date.

On June 1, 2013, pursuant to the Amendment No. 4 to the Amended and Restated Limited Liability Company Agreement of Tesoro Logistics GP, LLC, Tesoro and TRMC amended and restated their respective membership interests in the General Partner to account for the capital contributions made by TRMC to the General Partner on that date.

All references to, and descriptions of, the Limited Liability Company Agreement as set forth in this Item 6 are qualified in their entirety by reference to (i) the Limited Liability Company Agreement filed as Exhibit 3.2 to the Issuer’s Current Report on Form 8-K filed on April 29, 2011, (ii) Amendment No. 3 to the Limited Liability Company Agreement filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on November 15, 2012 and (iii) Amendment No. 4 to the Limited Liability Company Agreement filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on June 3, 2013.

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description

1.	Contribution, Conveyance and Assumption Agreement, dated as of November 15, 2012, among Tesoro Logistics LP, Tesoro Logistics GP, LLC, Tesoro Logistics Operations LLC, Tesoro Corporation and Tesoro Refining and Marketing Company (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on November 15, 2012)

2.	Contribution, Conveyance and Assumption Agreement, dated as of May 17, 2013, among Tesoro Logistics LP, Tesoro Logistics GP, LLC, Tesoro Logistics Operations LLC, Tesoro Corporation and Tesoro Refining and Marketing Company (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on May 17, 2013)

3.	Amendment No. 3 to the Amended and Restated Limited Liability Company Agreement of Tesoro Logistics GP, LLC, dated November 15, 2012, (incorporated herein by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on November 15, 2012)

Exhibit	Description

4.	Amendment No. 4 to the Amended and Restated Limited Liability Company Agreement of Tesoro Logistics GP, LLC, dated June 1, 2013, (incorporated herein by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on June 3, 2013)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 3, 2013

TESORO CORPORATION

/s/ Gregory J. Goff
Gregory J. Goff
President

TESORO REFINING & MARKETING COMPANY LLC

/s/ Gregory J. Goff
Gregory J. Goff
President

TESORO ALASKA COMPANY

/s/ Gregory J. Goff
Gregory J. Goff
President

TESORO LOGISTICS GP, LLC

/s/ Philip M. Anderson
Philip M. Anderson
President

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF TESORO CORPORATION

The business address of each person listed below is c/o Tesoro Corporation, 19100 Ridgewood Parkway, San Antonio, Texas 78259-1828. Each person is a United States citizen.

Directors:

Name	Present Principal Occupation	Units Held
Rodney F. Chase	Non-Executive Chairman for Genel Energy, plc	0
Gregory J. Goff	President and Chief Executive Officer of Tesoro Corporation	10,825
Robert W. Goldman	Independent Financial Consultant	4,100
Steven H. Grapstein	Chief Executive Officer of Como Holdings USA, Inc.	5,000
Mary Pat McCarthy	Retired	0
David Lilley	Retired	0
J.W. Nokes	Retired	0
Susan Tomasky	Retired	0
Michael E. Wiley	Retired	0
Patrick Y. Yang	Retired	0

Executive Officers:

Name	Position at Tesoro Corporation	Units Held
Gregory J. Goff	President and Chief Executive Officer	10,825
Daniel R. Romasko	Executive Vice President, Operations	0
Charles S. Parrish	Executive Vice President, General Counsel and Secretary	0
G. Scott Spendlove	Senior Vice President, Chief Financial Officer	0
David K. Kirshner	Senior Vice President, Commercial	0
Arlen O. Glenewinkel, Jr.	Vice President and Controller	0
Tracy D. Jackson	Vice President and Treasurer	0

[Schedule A Continues on Next Page]

DIRECTORS AND EXECUTIVE OFFICERS OF

TESORO REFINING & MARKETING COMPANY LLC

The business address of each person listed below is c/o Tesoro Refining & Marketing Company LLC, 19100 Ridgewood Parkway, San Antonio, Texas 78259-1828. Each person is a United States citizen.

Directors:

Name	Present Principal Occupation	Units Held
Gregory J. Goff	President and Chief Executive Officer of Tesoro Corporation	10,825
Charles S. Parrish	Executive Vice President, General Counsel and Secretary of Tesoro Corporation	0
G. Scott Spendlove	Senior Vice President and Chief Financial Officer of Tesoro Corporation	0

Executive Officers:

Name	Position at Tesoro Refining and Marketing Company	Units Held
Gregory J. Goff	President and Chief Executive Officer	10,825
Daniel R. Romasko	Executive Vice President, Operations	0
Charles S. Parrish	Executive Vice President and Secretary	0
G. Scott Spendlove	Senior Vice President, Chief Financial Officer	0
David K. Kirshner	Senior Vice President, Commercial	0
Arlen O. Glenewinkel, Jr.	Vice President and Controller	0
Tracy D. Jackson	Vice President and Treasurer	0

[Schedule A Continues on Next Page]

DIRECTORS AND EXECUTIVE OFFICERS OF TESORO ALASKA COMPANY

The business address of each person listed below is c/o Tesoro Alaska Company, 19100 Ridgewood Parkway, San Antonio, Texas 78259-1828. Each person is a United States citizen.

Directors:

Name	Present Principal Occupation	Units Held
Gregory J. Goff	President and Chief Executive Officer of Tesoro Corporation	10,825
Charles S. Parrish	Executive Vice President, General Counsel and Secretary of Tesoro Corporation	0
G. Scott Spendlove	Senior Vice President and Chief Financial Officer of Tesoro Corporation	0

Executive Officers:

Name	Position at Tesoro Alaska Company	Units Held
Gregory J. Goff	President and Chief Executive Officer	10,825
Daniel R. Romasko	Executive Vice President, Operations	0
Charles S. Parrish	Executive Vice President, General Counsel and Secretary	0
G. Scott Spendlove	Senior Vice President, Chief Financial Officer	0
David K. Kirshner	Senior Vice President, Commercial	0
Arlen O. Glenewinkel, Jr.	Vice President and Controller	0
Tracy D. Jackson	Vice President and Treasurer	0

[Schedule A Continues on Next Page]

DIRECTORS AND EXECUTIVE OFFICERS OF TESORO LOGISTICS GP, LLC

The business address of each person listed below is c/o Tesoro Logistics GP, LLC, 19100 Ridgewood Parkway, San Antonio, Texas 78259-1828. Each person is a United States citizen.

Directors:

Name	Present Principal Occupation	Units Held
Gregory J. Goff	President and Chief Executive Officer of Tesoro Corporation	10,825
Raymond J. Bromark	Retired	5,792
James H. Lamanna	President of Timeless Triumph LLC (a consulting firm)	2,921
Thomas C. O’Connor	President and Chief Executive Officer of DCP Midstream, LLC	11,557
Phillip M. Anderson	President of Tesoro Logistics GP, LLC	8,271
Charles S. Parrish	Executive Vice President, General Counsel and Secretary of Tesoro Corporation	0
Daniel R. Romasko	Executive Vice President, Operations of Tesoro Corporation	0
G. Scott Spendlove	Senior Vice President and Chief Financial Officer of Tesoro Corporation	0

Executive Officers:

Name	Position at Tesoro Logistics GP, LLC	Units Held
Gregory J. Goff	Chairman of the Board and Chief Executive Officer	10,825
Phillip M. Anderson	President	8,271
Charles S. Parrish	Vice President, General Counsel and Secretary	0
Daniel R. Romasko	Vice President and Chief Operating Officer	0
G. Scott Spendlove	Vice President and Chief Financial Officer	0
Arlen O. Glenewinkel, Jr.	Vice President and Controller	0
Tracy D. Jackson	Vice President and Treasurer	0
Rick D. Weyen	Vice President, Operations	4,000

[Schedule A Continues on Next Page]

TRANSACTIONS BY THE DIRECTORS AND EXECUTIVE OFFICERS OF THE

REPORTING PERSONS

•	None.

[End of Schedule A]